Exhibit 99.1

Maris-Tech Appoints a 20 Year Industry Veteran to Lead Sales and Marketing Initiatives for the U.S. Expansion

Rollout of the Company’s products in the United States focused on penetrating market through expanding channel network

REHOVOT, Israel, March 23, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced the appointment of a highly seasoned sales and marketing leader, Avi Gilor, to lead the rollout of the Company’s products in the United States.

Mr. Gilor, who is based in California, is a dedicated sales executive with proven entrepreneurial drive and over two decades of experience in business development with technology products for government agencies, military, and select consumer market segments. Mr. Gilor’s experience spans a wide range of special technology projects, including selling video surveillance solutions for defense applications, managing development of compact wireless video capture solutions with Wi-Fi data transmission, and data encryption.

In his role as North America Marketing Manager of the Company, Mr. Gilor will be in charge of establishing new relationships with resellers, distributors, potential clients, and strategic partners. Mr. Gilor will also focus on building increased awareness for Maris-Tech’s unique products across multiple channels.

“Maris-Tech is at the forefront of delivering a new generation of the highest quality video solutions,” stated Israel Bar, CEO of Maris-Tech. “The United States is the largest target market for our innovative solutions, and with closer proximity to key customers and partners, we believe we can more rapidly expand our North American channel network as we seek to meaningfully penetrate the market.”

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the Company’s rollout of our products in the United States and our penetration of the U.S. market and our belief that Mr. Gilor has the ability to lead that effort. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Dave Gentry, CEO

RedChip Companies

dave@redchip.com

1-800-733-2447

Michal Efraty,

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

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